UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS WINS $72 MILLION IN INFRASTRUCTURE WORK IN THE U.S.

Arnhem, the Netherlands–November 23, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it has been selected for infrastructure projects in the United States with total fees of approximately $72 million in new transportation, water resources and tunneling work. “This series of recent project wins is a clear sign of the growing role ARCADIS plays in the U.S. infrastructure market. By using our specialized expertise, clients recognize our strength as well as our drive to create value for them,” said ARCADIS CEO Harrie Noy.

ARCADIS was selected as prime consultant for the North Atlanta Interstate Corridor Project (I-285 corridor from I-75 in Cobb County to I-85 in DeKalb County) for the Georgia Department of Transportation. Valued at approximately $3.5 billion in construction, this specific segment of I-285 is one of the most heavily traveled corridors in Georgia. The ARCADIS project team will develop and deliver a Master Corridor Concept, including relevant database preparation and environmental documents, and will be responsible for the conceptual design. ARCADIS’ fees for this project are approximately $40 million.

ARCADIS is partnering with Raytheon (NYSE: RTN) to provide advanced transportation design and infrastructure services to the Texas Department of Transportation to develop, build and maintain open-road toll collection systems in Texas. The contract duration is five years and the total construction value is approximately $250 million. ARCADIS’ fee for this project is approximately $20 million.

The diversity of ARCADIS’ work is also seen in the Upper Rouge River combined sewer overflow (CSO) tunnel for the Detroit Water & Sewer Department, a $600M construction project. The firm, based on its European underground structures experience, has been selected to provide tunnel-engineering expertise for the 180 million gallon rock tunnel. ARCADIS fees for this project will be over $12 million.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 25, 2005	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board